SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number: 001-31811

Woori Financial Group Inc.

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

51, Sogong-ro,

Jung-gu, Seoul, 04632 Korea

February 29, 2024

Dear Shareholders,

On behalf of Woori Financial Group Inc., I wish to convey my sincere appreciation for your ongoing trust and support.

The year 2023 unfolded amidst persistent high interest rates and escalating economic challenges. In this macroeconomic environment, we focused on strengthening our financial foundation, concentrating on enhancing our capacity for loss absorption to proactively address market concerns to ensure stability and confidence amongst our stakeholders. Despite a decrease in our year-over-year net income profits, we have successfully maintained our position at the forefront of financial stability in 2023. Such success is evidenced by our exemplary non-performing loan (NPL) and coverage ratios. Reflecting this, our stock price went up 12.6% in 2023. Looking ahead to 2024, we aim to leverage our reinforced financial base to capitalize on our core business competencies and synergies among our subsidiaries, to achieve a turnaround in our profit.

The past year was pivotal for our shareholder return policy, marking a first in our history since we became a holding company with the repurchase and cancellation of KRW 100 billion in treasury shares. This was complemented by the initiation of a KRW 180 per share quarterly dividend from the second quarter onwards. Furthermore, on February 6, 2024, we announced a year-end dividend of KRW 640 per share, amounting to a total dividend of KRW 1,000 per share for the year. We plan to make changes to our medium- to long-term capital and shareholder return policies to proactively boost shareholder returns. This will involve gradually increasing dividends per share and total shareholder return rates.

Additionally, driven by our vision of “creating a better world through finance”, we have embarked on a journey to make a substantial impact across the environmental, social and corporate governance (“ESG”) domains. The year 2023 marked a significant milestone as our carbon emission strategies received validation from the Science Based Targets initiative (SBTi) and was awarded the prestigious ‘AAA’ top ESG rating from MSCI.

We are committed to leading by example in corporate governance and internal controls, ensuring that our practices not only meet, but exceed industry standards, thereby safeguarding our stakeholders’ interests and maintaining our reputation for integrity and excellence in the business community. We have launched the “Group Internal Control Enhancement Program” and deployed specialized internal control personnel directly within our operational teams. Furthermore, we require our employees to acquire mandatory internal control work experience before we promote them to senior management roles. We have also renewed our corporate ethics system by ensuring that all employees and officers pledge to comply with our code of ethics and conducting educational workshops on a regular basis.

In response to inquiries concerning our sale of equity-linked securities linked to the Hong Kong Hang Seng China Enterprise Index, we would like to note that our sales figures were considerably lower than those of our industry peers. This reflects our conscientious and deliberate risk management strategy, informed by historical lessons involving our private equity fund sales incident in the past. This can also be considered the result of our continuous emphasis on a culture of voluntary internal control and strict adherence to regulatory recommendations by financial authorities.

Recently, there has been a significant increase in societal interest regarding the importance of the role of the board of directors of financial institutions and the assurance of independence for independent directors. We have dedicated considerable efforts to enhancing governance by appointing qualified independent directors in terms of independence and expertise. We are pleased to announce that we have achieved this, with the announcement of the reappointments and new appointments of the following Independent directors: Chan-Hyoung Chung, In-Sub Yoon, and Yo-Hwan Shin will be reappointed, and Eun-Ju Lee and Sunyoung Park will be appointed as new independent directors to enhance the skill mix on the Board as well as gender diversity. Additionally, in pursuit of strengthening our internal control capabilities, we propose to reappoint Chan-Hyoung Chung and Yo-Hwan Shin as members of the audit committee.

We encourage all of our shareholders to attend our upcoming annual general meeting of shareholders scheduled for March 22, 2024, and sincerely ask for your support for the agenda items at hand. The shareholders’ meeting will take place at Synergy Hall, Woori Bank Head Office Building, 51 Sogong-ro, Jung-gu, Seoul, Korea. Please refer to the Convocation Notice for further details on our proposals, including the professional highlights of our director candidates and the reasons for their nominations.

We are expecting 2024 to be a year of significant momentum for WFG as it advances to become a dominant player in the financial sector. Despite the challenging environment, we promise to make every effort to continue our development and to maximize shareholder value. We look forward to your continued support and cooperation as we strive towards our vision and the creation of long-term value for all stakeholders.

Sincerely,

Jong-Yong Yim

Chairman and CEO

Woori Financial Group

Convocation Notice of the Annual General Meeting of Shareholders

Notice is hereby given that an Annual General Meeting of Shareholders of Woori Financial Group Inc. (the “Company” or the “Group”) will be held as described hereunder and your attendance is cordially requested.

Description

1. Date and Time	March 22, 2024; 10 A.M. (Korea Standard Time)

2. Venue	Woori Bank Head Office Building, Synergy Hall, 5th floor, 51, Sogong-ro, Jung-gu, Seoul, Korea (subject to change in the case of extraordinary circumstances)

3. Agenda

1. Approval of separate financial statements (including statements of appropriations of retained earnings) and consolidated financial statements for the fiscal year 2023 (Jan. 1, 2023 – Dec. 31, 2023)

2. Election of directors (5 Independent directors)

•  2-1 Candidate for Independent director : Chan-Hyoung Chung

•  2-2 Candidate for Independent director : In-Sub Yoon

•  2-3 Candidate for Independent director : Yo-Hwan Shin

•  2-4 Candidate for Independent director : Eun-Ju Lee

•  2-5 Candidate for Independent director : Sunyoung Park

3. Election of Audit Committee Members who are Independent directors (2 directors)

•  3-1 Candidate for Audit Committee Member who is an Independent director : Chan-Hyoung Chung

•  3-2 Candidate for Audit Committee Member who is an Independent director : Yo-Hwan Shin

4. Approval of the Maximum Limit on Directors’ Compensation

The Board of Directors recommends that you vote IN FAVOR of all of the proposed agenda items

Please refer to our website https://www.woorifg.com/eng/investor/ir/proxyma/contentsid/631/index.do for additional details related to the proposed agenda items

Reference Document for the Exercise of Voting Rights

1. Approval of separate financial statements (including statements of appropriations of retained earnings) and consolidated financial statements for the fiscal year 2023 (Jan. 1, 2023 – Dec. 31, 2023)

Please refer to Appendix A.

The consolidated and separate financial statements in Appendix A have not yet been audited and are subject to change. For the audited financial statements, please refer to the Audit Reports to be furnished to the U.S. Securities and Exchange Commission as exhibits on or prior to March 6, 2024.

2. Election of directors

[ Candidates’ Information ]

	Name	Date of Birth	Director Classification	Whether Directors who are member of the Audit Committee are elected separately	Relationship with the Majority Shareholder	Recommended by
2-1	Chan-Hyoung Chung	Feb. 15, 1956	Independent Director	No	None	Committee for Recommending Executive Officer Candidates

2-2	In-Sub Yoon	Jan. 20, 1956	Independent Director	No	None	Committee for Recommending Executive Officer Candidates

2-3	Yo-Hwan Shin	Dec. 13, 1962	Independent Director	No	None	Committee for Recommending Executive Officer Candidates

2-4	Eun-Ju Lee	Feb. 4, 1972	Independent Director	No	None	Committee for Recommending Executive Officer Candidates

2-5	Sunyoung Park	Mar. 1, 1982	Independent Director	No	None	Committee for Recommending Executive Officer Candidates

1)	The term of office of the independent director candidate Chan-Hyong Chung will be from the end of the annual general meeting of shareholders (“AGM”) for FY2023 to the end of the AGM for FY2024
2)	The term of office of the independent director candidate In-Sub Yoon will be from the end of the AGM for FY2023 to the end of the AGM for FY2024
3)	The term of office of the independent director candidate Yo-Hwan Shin will be from the end of the AGM for FY2023 to the end of the AGM for FY2024
4)

The term of office of the independent director candidate Eun-Ju Lee will be from the effective date of her resignation as an independent director from SoCar Inc., where she currently serves, to the end of the AGM of Woori Financial Group for FY2025. Independent director candidate Eun-Ju Lee plans to resign from her position as an independent director of SoCar Inc., where she currently serves, before the AGM of Woori Financial Group her appointment as an independent director of Woori Financial Group will be contingent upon the appointment of a new independent director to succeed her at the shareholders’ meeting of SoCar Inc. in 2024. Her term of office as an independent director of Woori Financial Group will commence upon the appointment of such new independent director of SoCar Inc., which shall mark the effectiveness of the resignation of Eun-Ju Lee, the independent director candidate, from the position of an independent director of SoCar Inc. and will terminate after the AGM of Woori Financial Group for FY2025.

5)

The term of office of the independent director candidate Sunyoung Park will be from the date of her resignation as an independent director from HL Mando Corp., where she currently serves, to the end of the AGM of Woori Financial Group for FY2025. Independent director candidate Sunyoung Park plans to resign from her position as an independent director of HL Mando Corp., where she currently serves, before the AGM of Woori Financial Group, and her appointment as an independent director of Woori Financial Group will be contingent upon the appointment of a new independent director to succeed her at the shareholders’ meeting of HL Mando Corp. in 2024. Her term of office as an independent director of Woori Financial Group will commence upon the appointment of such new independent director of HL Mando Corp., which shall mark the effectiveness of the resignation of Sunyoung Park, the independent director candidate, from the position of an independent director of HL Mando Corp. and will terminate after the AGM of Woori Financial Group for FY2025.

[ Experience ]

	Name	Career Background (including current position)		Transactions with the Company within the past three years
2-1	Chan-Hyoung Chung	2019-Current 2018-Current 2015-2018 2015-2015 2007-2014	• Independent Director, Woori Financial Group • Independent Director, Woori Bank • CEO, POSCO Capital • Vice Chairman, Korea Investment Management • CEO and President, Korea Investment Management	None

2-2	In-Sub Yoon	2022-Current 2018-2021 2010-2017 2008-2010 2007-2008	• Independent Director, Woori Financial Group • Chairman of the Board of Directors and Chairman, Fubon Hyundai Life Insurance • CEO, Korea Ratings • CEO, Hana HSBC Life Insurance • CEO, Hana Life	None

2-3	Yo-Hwan Shin	2022-Current 2017-2020 2015-2017 2011-2015

•  Independent Director, Woori Financial Group

•  CEO, Shinyoung Securities Co., Ltd.

•  General Executive Director, Shinyoung Securities Co., Ltd.

•  Executive Director, Retail Business Headquarter, Shinyoung Securities Co., Ltd.

None

2-4	Eun-Ju Lee	2023-Current 2023-Current 2021-Current 2008-Current 2001-2007

•  President, International Communication Association

•  Board Member, Center for Social Value Enhancement Studies

•  Head, Social Science Research Division on Digital Communications and Mental Health

•  Professor, Dept. of Communication, Seoul National Univ.

•  Professor, University of California, Davis

None

2-5	Sunyoung Park	2021-Current 2023-Current 2020-2022 2018-2020 2011-2018

•  Member, Financial Development Review Committee, Financial Services Commission

•  Associate Professor, Economics Department and Dean of Office of International Affairs, Dongguk University

•  Assistant Professor, Economics Department, Dongguk University

•  Research Fellow, Korea Capital Market Institute

•  Assistant Professor, Dept. of Industrial and Systems Engineering, KAIST

None

	Name	Delinquent tax payments	Executive officer of any insolvent company	Grounds for potential disqualification by law
2-1	Chan-Hyoung Chung	None	None	None
2-2	In-Sub Yoon	None	None	None
2-3	Yo-Hwan Shin	None	None	None
2-4	Eun-Ju Lee	None	None	None
2-5	Sunyoung Park	None	None	None

[ Execution Plan of Candidates (for appointment of independent directors only) ]

•	Candidate: Chan-Hyoung Chung

1) Expertise

-

This candidate, during his five-year tenure, from the establishment of the holding company to the present, developed a deep understanding of the organizational culture and management issues of Woori Financial Group. Based on his extensive experience and knowledge as a corporate executive, this candidate will contribute to the development of Woori Financial Group.

2) Independence

-	This candidate will perform his duties impartially and independently for the benefit of all shareholders and financial consumers.

3) Job performance

-

This candidate will faithfully perform supervisory activities, including those related to internal control and providing recommendations for the development of the company, based on his independence and expertise to realize Woori Financial Group’s vision.

•	Candidate: In-Sub Yoon

1) Expertise

-

This candidate holds a master’s degree in accounting and has served as the CEO of numerous financial companies, including life and property insurance companies. This candidate possesses a keen insight into the Korean financial industry and an extensive social network. As a financial and accounting expert, this candidate will contribute to the development of Woori Financial Group.

2) Independence

-	This candidate will perform his duties impartially and independently for the benefit of all shareholders and financial consumers.

3) Job performance

-

This candidate will faithfully perform supervisory activities, including those related to internal control and providing recommendations for the development of the company, based on his independence and expertise to realize Woori Financial Group’s vision.

•	Candidate: Yo-Hwan Shin

1) Expertise

-

This candidate holds a master’s degree in financial engineering, and has extensive experience and expertise in the financial field through his work in dealing with derivatives and managing the retail business headquarters at a securities company and maintaining a stable revenue stream. Based on this, he will strive for the development of the Company.

2) Independence

-	This candidate will perform his duties impartially and independently for the benefit of all shareholders and financial consumers.

3) Job performance

-

This candidate will faithfully perform supervisory activities, including those related to internal control and providing recommendations for the development of the company, based on his independence and expertise to realize Woori Financial Group’s vision.

•	Candidate: Eun-Ju Lee

1) Expertise

-

This candidate is currently a professor in the Department of Communication at Seoul National University. Based on her extensive experience and knowledge in communication, environmental, social, and corporate governance (ESG) matters and digital fields, she will contribute to the development of Woori Financial Group.

2) Independence

-	This candidate will perform her duties impartially and independently for the benefit of all shareholders and financial consumers.

3) Job performance

-

This candidate will faithfully perform supervisory activities, including those related to internal control and providing recommendations for the development of the company, based on her independence and expertise to realize Woori Financial Group’s vision.

•	Candidate: Sunyoung Park

1) Expertise

-

This candidate is currently a professor in the Department of Economics at Dongguk University. Based on her extensive experience and knowledge in the fields of economics, finance, and digital technology, she will contribute to the development of Woori Financial Group.

2) Independence

-	This candidate will perform her duties impartially and independently for the benefit of all shareholders and financial consumers.

3) Job performance

-

This candidate will faithfully perform supervisory activities, including those related to internal control and providing recommendations for the development of the company, based on her independence and expertise to realize Woori Financial Group’s vision.

[ Reasons for recommendation by the Board of Directors (the “Board”) ]

•	Candidate: Chan-Hyoung Chung

-

As the current Chair of the Board, this candidate has faithfully fulfilled his duties as an outside director, attending all 14 Board meetings held in 2023, and has led efficient decision-making processes through proactive communications. During his five-year tenure since the establishment of the holding company, the candidate has demonstrated a deep understanding of the organizational culture and management issues within Woori Financial Group, drawing from his experience as a former CEO in the financial sector. Recognized for his practical and balanced recommendations based on his financial expertise, this candidate has made significant contributions to the development of the Group as the Chair of the Board. Therefore, we recommend his re-election to ensure stability in the Group’s governance and continuity in management.

•	Candidate: In-Sub Yoon

-

This candidate holds a master’s degree in accounting and has served as a CEO in numerous financial institutions, including life and property insurance companies, and possesses a keen insight into the Korean financial industry and an extensive social network. As a Board member, he has attended all 14 Board meetings held in 2023 and played a leading role in fostering a vibrant culture of discussion through his meticulous review of agenda items and the diligent performance of his duties. As the current Chair of the Risk Management Committee, he has faithfully carried out supervisory functions for the sound management of the Group and contributed significantly to the Group’s development by achieving industry-leading asset quality through proactive risk management practices. Therefore, we recommend his re-election based on his substantial contributions.

•	Candidate: Yo-Hwan Shin

-

This candidate has served as a CEO in a securities firm and is a financial expert with a wealth of experience and knowledge in all aspects of finance. As a Board member, he attended all 14 Board meetings held in 2023 and faithfully performed his duties as an independent director. He actively contributed to the Group’s development by providing practical advice and timely management of various issues, ensuring that initiatives such as the Group’s M&A activities result in a tangible enhancement of corporate value. As the current Chair of the Compensation Committee, he has contributed significantly to the Group’s development by establishing a balanced compensation system that considers both profitability and soundness. Based on this, we recommend his re-election.

•	Candidate: Eun-Ju Lee

-

This candidate currently serves as a professor in the Department of Communication at Seoul National University’s College of Social Sciences. She has completed her undergraduate and master’s degrees in communications at Seoul National University and holds a Ph.D. in communication from Stanford University. Notably, she is the first Asian female scholar to be elected as the President of the International Communication Association (ICA), a renowned international communication association. Additionally, she holds positions as the director of the Center for Trustworthy AI and the Center for Social Value Enhancement Studies. It is expected that she will contribute to the future sustainable growth and synergistic enhancement of core capabilities within Woori Financial Group, such as advancing the Group’s digital communication strategy and ESG capabilities. Consequently, it is recommended that she be elected as a director, as she will effectively facilitate communication with shareholders, foster the smooth operation of the Board, and enhance the Board’s overall effectiveness.

•	Candidate: Sunyoung Park

-

This candidate is currently a professor in the Department of Economics at Dongguk University. She graduated from Seoul National University with a degree in economics before obtaining both her master’s and Ph.D. in economics from Yale University. She also served as an assistant professor in the Industrial and Systems Engineering Department at KAIST, specializing in economics and digital fields. Additionally, she possesses a wide breadth of different experiences, including her work as a research fellow at the Korea Capital Market Institute, a member of the Financial Development Review Committee at the Financial Services Commission, and a member of the Advisory Committee at the Bank of Korea. Through these various roles, she has gained profound insights and a deep understanding of the capital market and financial industry, establishing herself as a financial expert. Drawing upon her expertise in the fields of economics, finance, and financial planning, it is anticipated that she will provide valuable insights and perspectives on competitive management strategies for the Group. Furthermore, given her expertise as a digital specialist, it is believed that she will significantly contribute to enhancing the core competencies of Woori Financial Group. Hence, she is recommended for the position.

3. Appointment of Audit Committee Members who are independent directors

[Candidates’ Information ]

	Name	Date of Birth	Director Classification	Whether Directors who are member of the Audit Committee are elected separately	Relationship with the Majority Shareholder	Recommended by
3-1	Chan-Hyoung Chung	Feb. 15, 1956	Independent Director	No	None	Committee for Recommending Executive Officer Candidates

3-2	Yo-Hwan Shin	Dec. 13, 1962	Independent Director	No	None	Committee for Recommending Executive Officer Candidates

1)	The terms of office of the Audit Committee member candidates Chan-Hyoung Chung and Yo-Hwan Shin are from the end of the AGM for FY2023 to the end of the AGM for FY2024

[ Experience ]

	Name	Career Highlights		Transactions with the Company within the past three years
3-1	Chan-Hyoung Chung	2019-Current 2018- Current 2015-2018 2015-2015 2007-2014	• Independent Director, Woori Financial Group • Independent Director, Woori Bank • CEO, POSCO Capital • Vice Chairman, Korea Investment Management • CEO and President, Korea Investment Management	None

3-3	Yo-Hwan Shin	2022-Current 2017-2020 2015-2017 2011-2015

•  Independent Director, Woori Financial Group

•  CEO, Shinyoung Securities Co., Ltd.

•  General Executive Director, Shinyoung Securities Co., Ltd.

•  Executive Director, Retail Business Headquarter, Shinyoung Securities Co., Ltd.

None

	Name	Delinquent tax payments	Executive officer of any insolvent company	Grounds for potential disqualification by law
3-1	Chan-Hyoung Chung	None	None	None

3-3	Yo-Hwan Shin	None	None	None

[ Reasons for recommendation by the Board ]

•	Candidate: Chan-Hyoung Chung

-

As a corporate executive with an extensive experience and knowledge of the financial industry, this candidate makes rational decisions on issues related to financial and management issues and contributes significantly to the development of the Group. He attended all 14 Board meetings held in 2023 and faithfully performed his duties as an independent director. He is expected to play a central role in enhancing the Group’s corporate value in the future by actively communicating with the management and the external auditor to improve the transparency of the Group’s finances and management and leading the derivation of reasonable decisions. The Board recommends this candidate’s re-election to maintain the stability and continuity of management.

•	Candidate: Yo-Hwan Shin

-

This candidate has served as a CEO in a securities firm and is a financial expert with a wealth of experience and knowledge in all aspects of finance. As a Board member, he attended all 14 Board meetings held in 2023 and faithfully performed his duties as an independent director. He actively contributed to the Group’s development by providing practical advice and timely management of various issues, ensuring that initiatives such as the Group’s M&A activities result in a tangible enhancement of corporate value. Currently serving as the Chair of the Compensation Committee, he has significantly contributed to the Group’s development by establishing a balanced compensation system that considers both profitability and fairness. Based on this, the Board recommends his re-election.

4. Approval of Maximum Limit on Directors’ Compensation

Item	2024	2023
Number of Directors (Number of Independent Directors)	8 (7)	8 (6)

Compensation Limit1)	3.0 billion Won	3.2 billion Won

Total Compensation	N/A	2.453 billion Won

1)

The allocation of compensation within the total compensation limit is delegated to the Board (the Compensation Committee). Separately from such compensation limit, the Group will operate a performance-linked stock-based compensation plan in 2024 based on the Group’s stocks, within a pool of 80,000 shares. Payout will be made in 2028, based on the performance outcome of the Group’s long-term performance metrics (including relative shareholder return, return on equity, net income, and NPL ratio) over the next 4 years. For the avoidance of doubt, performance-linked stock-based compensations are excluded from the compensation limit.

Appendix A. Financial Statements for FY2023

For further information, please refer to the Audit Reports to be furnished to the U.S. Securities and Exchange Commission as an exhibit to the Form 6-K. The Audit Reports will be available on the U.S. Securities and Exchange Commission website at www.sec.gov.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2023 AND 2022

	December 31, 2023	December 31, 2022
	(Korean Won in millions)
ASSETS
Cash and cash equivalents	30,556,618	34,219,148
Financial assets at fair value through profit or loss (“FVTPL”)	21,544,756	19,860,573
Financial assets at fair value through other comprehensive income (“FVTOCI”)	37,891,495	33,085,080
Securities at amortized cost	23,996,172	28,268,516
Loans and other financial assets at amortized cost	373,148,148	355,760,729
Investments in joint ventures and associates	1,795,370	1,305,636
Investment properties	472,768	387,707
Property, Plant and Equipment	3,176,759	3,142,930
Intangible assets	996,842	849,114
Assets held for sale	20,345	13,772
Net defined benefit asset	240,260	319,280
Current tax assets	203,542	53,274
Deferred tax assets	93,366	109,299
Derivative assets (Designated for hedging)	26,708	37,786
Other assets	3,841,787	3,061,552

Total assets	498,004,936	480,474,396

LIABILITIES
Financial liabilities at fair value through profit or loss (“FVTPL”)	6,138,313	8,952,399
Deposits due to customers	357,784,297	342,105,209
Borrowings	30,986,746	28,429,603
Debentures	41,239,245	44,198,486
Provisions	806,031	545,865
Net defined benefit liability	6,939	35,202
Current tax liabilities	103,655	843,555
Deferred tax liabilities	470,311	31,799
Derivative liabilities (Designated for hedging)	153,007	202,911
Other financial liabilities	26,115,005	22,811,868
Other liabilities	803,897	690,157

Total liabilities	464,607,446	448,847,054

(Continued)

WOORI FINANCIAL GROUP INC.AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2023 AND 2022 (CONTINUED)

	December 31, 2023	December 31, 2022
	(Korean Won in millions)
EQUITY
Owners’ equity
Capital stock	3,802,676	3,640,303
Hybrid securities	3,611,129	3,112,449
Capital surplus	935,563	682,385
Other equity	(1,668,957)	(2,423,392)
Retained earnings	24,986,470	23,750,152

	31,666,881	28,761,897

Non-controlling interests	1,730,609	2,865,445

Total equity	33,397,490	31,627,342

Total liabilities and equity	498,004,936	480,474,396

WOORI FINANCIAL GROUP INC.AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

	2023	2022
	(Korean Won in millions)
Interest income	20,641,554	14,654,549
Financial assets at FVTPL	192,094	106,698
Financial assets at FVTOCI	999,407	632,615
Financial assets at amortized cost	19,450,053	13,915,236
Interest expense	(11,899,014)	(5,957,970)

Net interest income	8,742,540	8,696,579
Fees and commissions income	2,565,814	2,499,700
Fees and commissions expense	(845,333)	(789,530)

Net fees and commissions income	1,720,481	1,710,170
Dividend income	240,293	159,982
Net gain on financial instruments at FVTPL	488,486	238,502
Net loss on financial assets at FVTOCI	(37,641)	(21,498)
Net gain arising on financial assets at amortized cost	203,942	74,204
Impairment losses due to credit loss	(1,894,916)	(885,272)
General and administrative expense	(4,443,433)	(4,529,890)
Other net operating expense	(1,520,723)	(1,012,253)

Operating income	3,499,029	4,430,524
Share of gain of joint ventures and associates	109,831	69,996
Other non-operating expense	(91,407)	(15,146)

Non-operating income	18,424	54,850
Net income before income tax expense	3,517,453	4,485,374
Income tax expense	(890,559)	(1,161,392)
Net income	2,626,894	3,323,982

Net gain(loss) on valuation of equity securities at FVTOCI	193,191	(30,146)
Changes in capital due to equity method	8,603	(4,527)
Remeasurement gain(loss) related to defined benefit plan	(79,460)	251,440

Items that will not be reclassified to profit or loss:	122,334	216,767

Net gain(loss) on valuation of debt securities at FVTOCI	532,334	(463,725)
Changes in capital due to equity method	(5,638)	5,139
Net gain on foreign currency translation of foreign operations	45,080	32,536
Net loss on valuation of hedges of net investments in foreign operations	(14,049)	(20,701)
Net loss on valuation of cash flow hedge	(16,524)	(9,835)

Items that may be reclassified to profit or loss:	541,203	(456,586)
Other comprehensive income (loss), net of tax	663,537	(239,819)
Total comprehensive income	3,290,431	3,084,163

(Continued)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022 (CONTINUED)

	2023	2022
	(Korean Won in millions)
Net income attributable to:	2,626,894	3,323,982
Net income attributable to owners	2,506,296	3,141,680
Net income attributable to non-controlling interests	120,598	182,302
Total comprehensive income attributable to:	3,290,431	3,084,163
Comprehensive income attributable to owners	3,164,464	2,909,053
Comprehensive income attributable to non-controlling interests	125,967	175,110
Earnings per share
Basic and diluted earnings per share (Unit: In Korean Won)	3,230	4,191

WOORI FINANCIAL GROUP INC.AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

	Capital Stock	Hybrid securities	Capital surplus	Other equity	Retained earnings	Owners’ equity in total	Non-controlling interests	Total equity
	(Korean Won in millions)
January 1, 2022	3,640,303	2,294,381	682,385	(2,167,614)	21,392,564	25,842,019	3,008,176	28,850,195
Total comprehensive income
Net income	—	—	—	—	3,141,680	3,141,680	182,302	3,323,982
Net loss on valuation of financial instruments at FVTOCI	—	—	—	(493,462)	—	(493,462)	(409)	(493,871)
Net gain(loss) due to disposal of equity securities at FVTOCI	—	—	—	10,254	(10,254)	—	—	—
Changes in capital due to equity method	—	—	—	612	—	612	—	612
Gain(loss) on foreign currency translation of foreign operations	—	—	—	39,579	—	39,579	(7,043)	32,536
Loss on valuation of hedges of net investments in foreign operations	—	—	—	(20,701)	—	(20,701)	—	(20,701)
Loss on valuation of cash flow hedge	—	—	—	(9,835)	—	(9,835)	—	(9,835)
Capital related to non-current assets held for sale	—	—	—	(279)	279	—	—	—
Remeasurement gain related to defined benefit plan	—	—	—	251,180	—	251,180	260	251,440
Transactions with owners
Dividends to common stocks	—	—	—	—	(654,996)	(654,996)	(9,949)	(664,945)
Issuance of hybrid securities	—	818,068	—	—	—	818,068	349,215	1,167,283
Dividends to hybrid securities	—	—	—	—	(91,756)	(91,756)	(113,995)	(205,751)
Redemption of hybrid securities	—	—	—	(60,491)	—	(60,491)	(559,565)	(620,056)
Changes in subsidiaries’ capital	—	—	—	27,365	(27,365)	—	—	—
Changes in non-controlling interests related to business combinations	—	—	—	—	—	—	16,453	16,453

December 31, 2022	3,640,303	3,112,449	682,385	(2,423,392)	23,750,152	28,761,897	2,865,445	31,627,342

January 1, 2023	3,640,303	3,112,449	682,385	(2,423,392)	23,750,152	28,761,897	2,865,445	31,627,342
Total comprehensive income
Net income	—	—	—	—	2,506,296	2,506,296	120,598	2,626,894
Net gain on valuation of financial instruments at FVTOCI	—	—	—	725,513	—	725,513	12	725,525
Net gain(loss) due to disposal of equity securities at FVTOCI	—	—	—	(86)	86	—	—	—
Changes in capital due to equity method	—	—	—	2,996	(50)	2,946	19	2,965
Gain on foreign currency translation of foreign operations	—	—	—	39,780	—	39,780	5,300	45,080
Loss on valuation of hedges of net investments in foreign operations	—	—	—	(14,049)	—	(14,049)	—	(14,049)
Loss on valuation of cash flow hedge	—	—	—	(16,524)	—	(16,524)	—	(16,524)
Remeasurement gain related to defined benefit plan	—	—	—	(79,498)	—	(79,498)	38	(79,460)
Transactions with owners
Comprehensive stock exchange	162,373	—	249,008	—	—	411,381	(414,015)	(2,634)
Dividends to common stocks	—	—	—	—	(978,376)	(978,376)	(11,647)	(990,023)
Changes in treasury stocks	—	—	1,128	(35,529)	(100,000)	(134,401)	—	(134,401)
Issuance of hybrid securities	—	498,680	—	—	—	498,680	299,327	798,007
Dividends to hybrid securities	—	—	—	—	(131,148)	(131,148)	(95,637)	(226,785)
Redemption of hybrid securities	—	—	—	(1,695)	—	(1,695)	(1,097,697)	(1,099,392)
Changes in subsidiaries’ capital	—	—	(1,869)	60,491	(60,490)	(1,868)	(1,927)	(3,795)
Changes in non-controlling interests related to business combinations	—	—	—	—	—	—	138,478	138,478
Others	—	—	4,911	73,036	—	77,947	(77,685)	262

December 31, 2023	3,802,676	3,611,129	935,563	(1,668,957)	24,986,470	31,666,881	1,730,609	33,397,490

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

	2023	2022
	(Korean Won in millions)
Cash flows from operating activities :
Net income	2,626,894	3,323,982
Adjustments to net income:
Income tax expense	890,559	1,161,392
Interest income	(20,641,554)	(14,654,549)
Interest expense	11,899,014	5,957,970
Dividend income	(240,293)	(159,982)

	(8,092,274)	(7,695,169)

Additions of expenses not involving cash outflows:
Loss on financial instruments at FVTPL	—	815,706
Loss on financial assets at FVTOCI	46,335	23,836
Impairment loss due to credit loss	1,894,916	885,272
Loss on other provisions	99,444	37,493
Retirement benefit	113,435	165,063
Depreciation and amortization	993,176	929,311
Net loss on foreign currency translation	1,117,456	—
Loss on derivatives (designated for hedge)	35,583	250,268
Loss on fair value hedge	72,601	—
Loss on valuation of investments in joint ventures and associates	22,709	28,861
Loss on disposal of investments in joint ventures and associates	588	3,690
Loss on disposal of Property, Plant and Equipment, intangible assets and other assets	1,873	3,177
Impairment loss on Property, Plant and Equipment, intangible assets and other assets	129	260
Other loss	—	62,196

	4,398,245	3,205,133

Deductions of income not involving cash inflows:
Gain on financial assets at FVTPL	571,179	—
Gain on financial assets at FVTOCI	8,694	2,338
Gain on other provisions	19,781	55,327
Net profit on foreign currency translation	—	3,180
Gain on derivatives (designated for hedge)	114,875	71,179
Gain on fair value hedge	8,986	257,910
Gain on valuation of investments in joint ventures and associates	132,541	98,858
Gain on disposal of investments in joint ventures and associates	33,123	599
Gain on disposal of Property, Plant and Equipment, intangible assets and other assets	5,267	55,852
Reversal of impairment loss on Property, Plant and Equipment, intangible assets and other assets	230	310
Other income	—	15,879

	894,676	561,432

Changes in operating assets and liabilities:
Financial instruments at FVTPL	(1,730,372)	(1,647,572)
Loans and other financial assets at amortized cost	(18,597,970)	(5,986,828)
Other assets	(1,264,071)	(1,314,877)
Deposits due to customers	14,382,663	23,536,088
Provisions	134,790	(24,041)
Net defined benefit liability	(172,758)	(133,421)
Other financial liabilities	2,030,994	(2,514,238)
Other liabilities	95,559	83,559

	(5,121,165)	11,998,670

Interest income received	20,416,107	14,189,016
Interest expense paid	(10,626,911)	(4,965,594)
Dividends received	202,257	159,993
Income tax paid	(1,539,605)	(1,030,480)

	8,455,521	8,352,935

Net cash inflow from operating activities	1,368,872	18,624,119

(Continued)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022 (CONTINUED)

	2023	2022
	(Korean Won in millions)
Cash flows from investing activities
Net cash out-flows from obtaining control	(209,643)	(378,394)
Net cash out-flows from losing control	(464)	—
Disposal of financial instruments at FVTPL	10,487,513	9,502,271
Acquisition of financial instruments at FVTPL	(12,167,823)	(10,274,187)
Disposal of financial assets at FVTOCI	20,648,897	21,717,266
Acquisition of financial assets at FVTOCI	(24,211,531)	(16,110,501)
Redemption of securities at amortized cost	8,727,124	5,872,961
Acquisition of securities at amortized cost	(4,244,256)	(16,873,194)
Cash outflows from changes in subsidiaries	(603,581)	(346,386)
Disposal of investments in joint ventures and associates	101,051	249,763
Acquisition of investments in joint ventures and associates	(310,239)	(143,345)
Disposal of investment properties	—	2,061
Acquisition of investment properties	(99,234)	—
Disposal of Property, Plant and Equipment	19,001	44,839
Acquisition of Property, Plant and Equipment	(164,696)	(172,876)
Disposal of intangible assets	2,513	978
Acquisition of intangible assets	(228,503)	(174,749)
Disposal of assets held for sale	7,156	52,417
Net decrease of other assets	8,719	62,386

Net cash outflow from investing activities	(2,237,996)	(6,968,690)

Cash flows from financing activities:
Net cash in-flows from hedging activities	23,394	54,569
Net increase in borrowings	2,190,316	2,881,675
Issuance of debentures	31,101,840	23,402,694
Redemption of debentures	(33,945,500)	(23,887,568)
Redemption of lease liabilities	(160,694)	(187,531)
Net increase of other liabilities	119	513
Dividends paid	(978,376)	(654,996)
Issuance of hybrid securities	798,007	1,167,283
Redemption of hybrid securities	(1,100,000)	(643,000)
Dividends paid to hybrid securities	(226,785)	(205,751)
Net increase in non-controlling equity liabilities	6,620	1,847
Dividends paid to non-controlling interest	(11,647)	(9,949)
Changes in non-controlling interests	(180,514)	—
Acquisition of treasury stocks	(158,165)	—
Disposal of treasury stocks	23,118	—

Net cash inflow (outflow) from financing activities	(2,618,267)	1,919,786

Effects of exchange rate changes on cash and cash equivalents	(175,139)	30,860
Net increase (decrease) in cash and cash equivalents	(3,662,530)	13,606,075
Cash and cash equivalents, beginning of the period	34,219,148	20,613,073

Cash and cash equivalents, end of the Period	30,556,618	34,219,148

WOORI FINANCIAL GROUP INC.

SEPARATE STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2023 AND 2022

	December 31, 2023	December 31, 2022
	(Korean Won in millions)
ASSETS
Cash and cash equivalents	289,507	313,361
Financial assets at fair value through profit or loss (“FVTPL”)	—	689
Financial assets at fair value through other comprehensive income (“FVTOCI”)	539,709	312,771
Loans and other financial assets at amortized cost	1,104,815	2,041,877
Investments in subsidiaries	23,670,476	22,394,915
Property, Plant and Equipment	6,609	11,052
Intangible assets	4,052	4,859
Net defined benefit asset	3,941	5,947
Current tax assets	158,951	14,350
Deferred tax assets	7,478	13,433
Other assets	484	322

Total assets	25,786,022	25,113,576

LIABILITIES
Debentures	1,587,659	1,447,762
Provisions	1,227	487
Current tax liabilities	32,125	721,795
Other financial liabilities	163,621	46,039
Other liabilities	392	591

Total liabilities	1,785,024	2,216,674

EQUITY
Capital stock	3,802,676	3,640,303
Hybrid securities	3,610,953	3,112,273
Capital surplus	11,120,236	10,909,281
Other equity	(7,871)	(26,186)
Retained earnings	5,475,004	5,261,231

Total equity	24,000,998	22,896,902

Total liabilities and equity	25,786,022	25,113,576

WOORI FINANCIAL GROUP INC.

SEPARATE STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

	2023	2022
	(Korean Won in millions)
Interest income	64,592	25,614
Interest expense	(37,097)	(30,644)

Net interest income(loss)	27,495	(5,030)
Fees and commissions income	1,625	1,596
Fees and commissions expense	(21,722)	(16,655)

Net fees and commissions loss	(20,097)	(15,059)
Dividend income	1,482,956	1,272,393
Net gain(loss) on financial instruments at FVTPL	2,023	1,018
Provision of impairment losses due to credit loss	(348)	(244)
General and administrative expenses	(67,359)	(67,451)

Operating income	1,424,670	1,185,627
Non-operating expense	(1,043)	(1,363)
Net income before income tax expense	1,423,627	1,184,264
Income tax income(expense)	881	(1,015)
Net income	1,424,508	1,183,249

Net gain(loss) on valuation of equity securities at FVTOCI	19,789	(24,676)
Remeasurement gain (loss) related to defined benefit plan	(873)	2,364

Items that will not be reclassified to profit or loss:	18,916	(22,312)

Other comprehensive income(loss) net of tax	18,916	(22,312)
Total comprehensive income	1,443,424	1,160,937

Earnings per share
Basic and diluted earnings per share (Unit: In Korean Won)	1,754	1,499

WOORI FINANCIAL GROUP INC.

SEPARATE STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

	Capital stock	Capital surplus	Hybrid securities	Other equity	Retained earnings	Total equity
	(Korean Won in millions)
January 1, 2022	3,640,303	10,909,281	2,294,288	(3,874)	4,824,991	21,664,989
Total comprehensive income
Net income	—	—	—	—	1,183,249	1,183,249
Net loss on valuation of equity securities at FVTOCI	—	—	—	(24,676)	—	(24,676)
Remeasurement gain related to defined benefit plan	—	—	—	2,364	—	2,364
Transactions with owners
Dividends to common stocks	—	—	—	—	(655,252)	(655,252)
Issuance of hybrid securities	—	—	817,985	—	—	817,985
Dividends to hybrid securities	—	—	—	—	(91,757)	(91,757)

December 31, 2022	3,640,303	10,909,281	3,112,273	(26,186)	5,261,231	22,896,902

January 1, 2023	3,640,303	10,909,281	3,112,273	(26,186)	5,261,231	22,896,902
Total comprehensive income
Net income	—	—	—	—	1,424,508	1,424,508
Net gain on valuation of equity securities at FVTOCI	—	—	—	19,789	—	19,789
Remeasurement loss related to defined benefit plan	—	—	—	(873)	—	(873)
Transactions with owners
Comprehensive stock exchange	162,373	210,955	—	—	—	373,328
Dividends to common stocks	—	—	—	—	(979,586)	(979,586)
Issuance of hybrid securities	—	—	498,680	—	—	498,680
Dividends to hybrid securities	—	—	—	—	(131,149)	(131,149)
Acquisition of treasury stock	—	—	—	(100,601)	—	(100,601)
Retirement of treasury stock	—	—	—	100,000	(100,000)	—

December 31, 2023	3,802,676	11,120,236	3,610,953	(7,871)	5,475,004	24,000,998

WOORI FINANCIAL GROUP INC.

SEPARATE STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

	2023	2022
	(Korean Won in millions)
Cash flows from operating activities:
Net income	1,424,508	1,183,249
Adjustments to net income:
Income tax expense(income)	(881)	1,015
Interest income	(64,592)	(25,614)
Interest expense	37,097	30,644
Dividend income	(1,482,956)	(1,272,393)

	(1,511,332)	(1,266,348)

Adjustments for profit/loss items not involving cash flows:
Provision of impairment losses due to credit loss	348	244
Gain on valuation of financial instruments at FVTPL	(2,023)	(1,018)
Retirement benefit	3,159	2,450
Depreciation and amortization	7,305	6,517
Gain on disposal of Property, Plant and Equipment, intangible assets and other assets	(35)	—

	8,754	8,193

Changes in operating assets and liabilities:
Loans and other financial assets at amortized cost	24,861	(2,007)
Other Assets	(163)	(171)
Net defined benefit liability	(2,338)	(3,665)
Other financial liabilities	(22,992)	7,879
Other liabilities	(199)	42

	(831)	2,078

Interest income received	60,873	13,192
Interest expense paid	(35,323)	(29,831)
Dividends received	1,482,771	1,271,276
Income tax paid	(2,195)	(1,413)

	1,506,126	1,253,224

Net cash inflow from operating activities	1,427,225	1,180,396

Cash flows from investing activities:
Net decrease(increase) on other investment assets	226,000	(1,140,000)
Acquisition of investments in subsidiaries	(898,740)	(250,000)
Acquisition of financial assets at FVTOCI	(200,000)	(200,000)
Acquisition of Property, Plant and Equipment	(523)	(2,210)
Acquisition of intangible assets	(583)	(977)
Net increase(decrease) on guarantee deposits for leases	98	(241)

Net cash outflow from investing activities	(873,748)	(1,593,428)

(Continued)

WOORI FINANCIAL GROUP INC.

SEPARATE STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

	2023	2022
	(Korean Won in millions)
Cash flows from financing activities:
Issuance of debentures	399,234	79,764
Redemption of debentures	(260,000)	—
Issuance of hybrid securities	498,680	817,985
Acquisition of treasury stock	(100,601)	—
Redemption of lease liabilities	(3,129)	(3,072)
New stock issuance cost	(780)	—
Dividends paid to hybrid securities	(131,149)	(91,757)
Dividends paid	(979,586)	(655,252)

Net cash inflow from financing activities	(577,331)	147,668

Net increase in cash and cash equivalents	(23,854)	(265,364)
Cash and cash equivalents, beginning of the period	313,361	578,725

Cash and cash equivalents, end of the period	289,507	313,361

WOORI FINANCIAL GROUP INC.

SEPARATE STATEMENTS OF APPROPRIATIONS OF RETAINED EARNINGS

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

	For the year ended December 31, 2023 (Expected date of disposal March 22, 2024)	For the year ended December 31, 2022 (Confirmed date of disposal March 24, 2023)
Unappropriated retained earnings:
Unappropriated retained earnings carried over from prior years	4,243,846	4,094,731
Interim dividend (dividend per share (%)) (2023: 360 Won (7.2%)) (2022: 150 Won (3.0%))	(266,089)	(109,209)
Dividend to hybrid equity securities	(131,149)	(91,757)
Retirement of treasury stock	(100,000)	—
Net income	1,424,508	1,183,249

	5,171,116	5,077,014

Appropriation of retained earnings:
Earned profit reserves	3,560	—

	3,560	—
Distribution of retained earnings:
Earned profit reserves	142,460	118,330
Regulatory reserve for credit loss	—	1,341
Cash dividend (dividend per share (%)) (2023: 640 Won (12.8%)) (2022: 980 won (19.6%))	481,213	713,497

	623,673	833,168

Unappropriated retained earnings to be carried forward	4,551,003	4,243,846

The appropriation of retained earnings for the year ended December 31, 2023, is expected to be appropriated at the shareholders’ meeting on March 22, 2024. The appropriation date for the year ended December 31, 2022, was March 24, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Financial Group Inc.
(Registrant)

Date: February 29, 2024	By: /s/ Sung-Wook Lee
(Signature)

Name: Sung-Wook Lee
Title: Deputy President